UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*
Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05614L100
(Cusip Number)
September 5, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Found on Page 11

Page 1 of 12 Pages

13G
CUSIP No. 05614L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,264,000 Shares, which is 7.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,264,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,264,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 12 Pages

13G
CUSIP No. 05614L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cottonwood Capital GP LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 3,264,000 Shares, which is 7.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,264,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,264,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 12 Pages

13G
CUSIP No. 05614L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Capital Management LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 3,264,000 Shares, which is 7.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,264,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,264,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (See Instructions) IA, OO
Page 4 of 12 Pages

13G
CUSIP No. 05614L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerome L. Simon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 3,264,000 Shares, which is 7.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,264,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,264,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 12 Pages

13G
CUSIP No. 05614L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 3,264,000 Shares, which is 7.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,264,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,264,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 12 Pages

Item 1.	Issuer
(a)	Name of Issuer
Babcock & Wilcox Enterprises, Inc. (the "Company")
(b)	Address of Issuer's Principal Executive Offices
The Harris Building
13024 Ballantyne Corporate Place
Suite 700
Charlotte, NC 28277
Item 2.	Identity And Background
Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))
This statement relates to Common Stock, par value $0.01 per share (the "Shares"), of the Company. The CUSIP number of the Shares is 05614L100.
Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i)	Lonestar Partners, L.P., a Delaware limited partnership ("Lonestar"), with respect to the Shares held by it;

(ii)	Cottonwood Capital GP LLC, a Delaware limited liability company ("Cottonwood"), the general partner of Lonestar, with respect to the Shares held by Lonestar;

(iii)	Lonestar Capital Management LLC, a Delaware limited liability company ("LCM"), the investment adviser to Lonestar, with respect to the Shares held by Lonestar;

(iv)	Jerome L. Simon ("Simon"), a United States citizen, a member of Cottonwood and the managing member of LCM, with respect to the Shares held by Lonestar; and

(v)	Yedi Wong ("Wong"), a United States citizen, a member of Cottonwood and the chief financial officer of LCM, with respect to the Shares held by Lonestar.

The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of the Reporting Persons is One Maritime Plaza, Suite 1106, San Francisco, California  94111.
Page 7 of 12 Pages

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):
Not Applicable.
If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box.  [X]
Item 4.	Ownership
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.
The Shares reported hereby for Lonestar are owned directly by Lonestar.  Cottonwood, as the general partner of Lonestar, may be deemed to be a beneficial owner of all such Shares owned by Lonestar.  LCM, as the investment adviser to Lonestar, may be deemed to be a beneficial owner of all such Shares owned by Lonestar.  Each of Simon and Wong, as a member of Cottonwood and the managing member and chief financial officer, respectively, of LCM, may be deemed to be a beneficial owner of all such Shares owned by Lonestar.  Each of Cottonwood, LCM, Simon and Wong hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class
Not Applicable.
Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person
Not Applicable.
Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company
Not Applicable.
Item 8.	Identification And Classification Of Members Of The Group
The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).   Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.
Item 9.	Notice Of Dissolution Of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
Page 8 of 12 Pages

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2017

LONESTAR PARTNERS, L.P.

By:   Cottonwood Capital GP LLC,
its General Partner

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

/s/ Yedi Wong
Yedi Wong, individually and as attorney-in-fact for Jerome L. Simon

The Power of Attorney executed by Jerome L. Simon authorizing Yedi Wong to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on June 2, 2009 by such Reporting Persons with respect to the Common Stock of Imperial Sugar Company, is hereby incorporated by reference.
Page 10 of 12 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 11 of 12 Pages

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

September 8, 2017
LONESTAR PARTNERS, L.P.

By:    Cottonwood Capital GP LLC,
its General Partner

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

/s/ Yedi Wong
Yedi Wong, individually and as attorney-in-fact for Jerome L. Simon

Page 12 of 12 Pages